NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: ExxonMobil Corporation

NAME OF PERSONS RELYING ON EXEMPTION: General Board of Pension and Health Benefits of The United Methodist Church, Incorporated in Illinois d/b/a Wespath Benefits and Investments; Mercy Investment Services Inc.

ADDRESS OF PERSONS RELYING ON EXEMPTION:

1901 Chestnut Ave, Glenview, IL 60025;

2039 N Geyer Rd, Frontenac, MO 63131

To: Exxon Mobil Corporation Shareholders

Subject: 2024 Proxy Statement—Item No. 1: Election of Directors

Date: April 18, 2024

Contacts: Lucas Schoeppner, Manager of Sustainable Investment Stewardship, Wespath Benefits and Investments, lschoeppner@wespath.org

Mary Minette, Senior Director of Shareholder Advocacy, Mercy Investment Services, mminette@mercyinvestments.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

We urge shareholders to vote AGAINST the election of Executive Chair & CEO Darren W. Woods and Lead Independent Director & Nominating and Governance Chair Joseph L. Hooley pursuant to Item No. 1: Election of Directors. The proposal will be voted on at the Wednesday, May 29, 2024 Annual Meeting of ExxonMobil Corporation (“Company”).

Support for Votes Against Directors Woods and Hooley

We urge shareholders to vote against Executive Chair & CEO Darren W. Woods and Lead Director & Nominating and Governance Chair Joseph L. Hooley due to the company’s hostile treatment of its shareholders, including recent legal action taken by the company intended to silence constructive discussion of its strategy. Exxon filed a lawsuit on January 22, 2024, against two shareholders, Arjuna Capital and Follow This, who had filed a proxy resolution with the company focused on carbon emissions.1 We believe the action taken by Exxon represents a broader threat to shareholder rights amid continued concern regarding the company’s management of climate risk.

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1 https://corporate.exxonmobil.com/news/corporate-news/shareholder-proposal

As long-standing investors in Exxon Mobil over multiple decades, the company’s success in the decades to come is aligned with our interest as an investor in maximizing shareholder value. Accordingly, shareholders should be able to offer constructive solutions through shareholder proposals that strengthen the company’s ability to sustainably deliver on its shareholders’ expectations. However, the company’s unprecedented lawsuit against investors undermines this important lever of accountability available to the owners of Exxon shares.

Exxon’s lawsuit sets a negative precedent that we believe will have a chilling effect on future efforts by shareholders pursuing consideration of proposals seeking to improve corporate sustainability. Hence, we believe investors should vote AGAINST board members with primary responsibility of oversight of the decision to use company funds to litigate rather than pursue standard Securities and Exchange Commission (SEC) procedures.

We see the lawsuit as akin to a “SLAPP suit” – a “Strategic Lawsuit Against Public Participation.” Exxon’s announcement that it intends to continue to litigate its lawsuit despite the proponents’ withdrawal of the proposal further indicates that Exxon is pursuing an intimidation tactic. Nicolai Tangen, the chief executive of Norway’s $1.5 trillion oil fund and owner of 1.4% of Exxon’s stock, told the Financial Times: “We think it is very aggressive and we are concerned about the implications for shareholder rights.”2

We believe that prior shareholder engagement and resolutions have successfully motivated Exxon to become more resilient and prepared for the future. For example, the company increased its disclosure on climate risk and made commitments to reduce its emissions, including through its 2023 joining of the Oil and Gas Methane Partnership 2.0 (OMGP).3 The company also improved its lobbying disclosures in response to a 2021 shareholder resolution receiving majority support from investors.4 Attempts by the company to undercut this important method of feedback from its shareholders threatens additional progress for improvement and transparency in Exxon’s business strategy, progress which has the potential for strengthening the company’s profitability in the years to come.

Exxon's actions restrict shareholder communication and intimidate constructive investor feedback. Despite the company’s arguments about the motivations of specific shareholders, it is crucial to respect the democratic avenues available to investors to make their voices heard on material issues to the company’s business strategy.

We support Exxon in its goal to responsibly grow long-term investor value. However, CEO Darren W. Woods and Lead Director Jay L. Hooley have demonstrated disdain for the voice of shareholders and are willing to use the threat of lawsuits to silence them. Hence, we urge shareholders to vote AGAINST Mr. Woods and Mr. Hooley.

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2 https://www.ft.com/content/58952fc6-9b52-4e22-8fd5-8c24ddd9f7b2

3 https://corporate.exxonmobil.com/news/viewpoints/tackling-methane-emissions

4 https://corporate.exxonmobil.com/news/news-releases/2021/0526_exxonmobil-announces-preliminary-results-in-election-of-directors#:~:text=Re%2Delected%20ExxonMobil%20directors%20were,Gregory%20Goff%20and%20Kaisa%20Hietala.

For further information, please contact Lucas Schoeppner, Manager of Sustainable Investment Stewardship, Wespath Benefits and Investments, lschoeppner@wespath.org, or Mary Minette, Senior Director of Shareholder Advocacy, Mercy Investment Services, mminette@mercyinvestments.org.

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